SEC FILE NUMBER:	333-122935-01
CUSIP NUMBER:	N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Reef Global Energy VI, L.P.
Former name if applicable:

Address of principal executive office (Street and number)
1901 N. Central Expressway, Suite 300
City, state and zip code	Richardson, Texas 75080

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reef Global Energy VI, L.P. (the “Partnership”) requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Daniel C. Sibley	972	437-6792
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership had a net loss totaling $3,905,994 during the year ended December 31, 2009, compared to net income totaling $4,448,003 during 2008. The decline in operating results is due to two primary factors. First, the Partnership saw significant decreases in the 2009 average sales prices for its crude oil of 46.6% and natural gas of 57.3% compared to 2008. Second, the Partnership had impairment of proved properties of $4,629,688 and no impairment of unproved properties during 2009, compared to no impairment of proved properties and $172,930 impairment of unproved properties during 2008.

Impairment of proved properties totaling $2,417,333 occurred during the first quarter of 2009, and was the result of significant declines in commodity prices. The decline in commodity prices resulted in shorter estimated economic lives for Partnership properties, which decreased both reserve estimates and the corresponding future net revenues expected from Partnership properties.   The estimated discounted future net cash flows of the Partnership totaled $7,251,567 at March 31, 2009, compared to $10,651,949 at December 31, 2008.  The Partnership took additional impairment of proved properties of $709,017 during the third quarter of 2009, due to the continuing decline in commodity prices. The Partnership took another significant impairment of proved properties of $1,503,338 during the fourth quarter of 2009, due to the effect of applying the new rules regarding reserve calculation and disclosures.

At December 31, 2009, the estimated discounted future net cash flows of the Partnership totaled $3,600,860, compared to $10,651,949 at December 31, 2008. Approximately $3.7 million of the reduction is the direct result of lower base sales prices at December 31, 2009, which impacts the estimated economic life of Partnership wells and estimated economic reserves to be produced from Partnership wells.

Reef Global Energy VI, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2010	By:	Reef Oil & Gas Partners, L.P., Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).